May 6, 2009

Via EDGAR

John Reynolds

Division of Corporation Finance- Office of Beverages, Apparel and Health Care Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: American Eagle Outfitters, Inc.
Comment Letter dated April 28, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed March 30, 2009
File No. 001-33338

Dear Mr. Reynolds:

American Eagle Outfitters, Inc. (the “Company”) respectfully responds to the comments in your letter dated April 28, 2009, as set forth below. The numbered paragraphs in this letter correspond to the numbers contained in your letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Co-branded Credit Card and Customer Loyalty Program, page 45

1.  Comment: We note from your disclosure that points earned under the credit card programs on purchases at AE and aerie and points earned under the “Pass” customer loyalty program have been accounted for in accordance with EITF 00-21. It appears that arrangements that provide customers with free or discounted products if the customer has completed a cumulative level of revenue transactions or remains a customer for a specific period of time has been scoped out of EITF 00-21. Please refer to the guidance in paragraph (4)(b) of EITF 00-21. It appears your “point” and “loyalty” programs are more analogous to Issue 3 in EITF 00-22 which was codified in paragraph (30-33) of EITF 01-09. Please clarify and advise.

Response: The Company reviewed current accounting literature and noted that the EITF discussed accounting for loyalty programs in Issue No. 00-22 “Accounting for ‘Points’ and Certain Other Time-Based or Volume- Based Sales Incentive Offers,” however no consensus was reached by the EITF. In the absence of specific authoritative guidance under U.S. GAAP related to the accounting for point and loyalty programs, our understanding is that retail industry practice has been to analogize to the guidance in Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which includes the codification of Issue No. 00-22, or, notwithstanding the scope limitation in paragraph 4(b), to Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”.

The Company has chosen to account for the “points” earned under its credit card programs on purchases at AE and aerie, and “points” earned under the customer loyalty program by analogy to Issue No. 00-21. This decision was made as the Company believes that the points earned under its point and loyalty programs represent deliverables in a multiple element arrangement and not a rebate or refund of cash as discussed in paragraphs 30-33 of Issue No. 01-9. The Company believes that the guidance in Issue No. 00-21 most appropriately addresses the accounting and allocation of consideration in multiple deliverable arrangements absent any specific or authoritative guidance on the accounting for point and loyalty programs.

Additionally, the Company believes that its accounting for point and loyalty programs would not be material to the consolidated financial statements taken as a whole regardless of whether the Company analogizes to Issue No. 00-21 or Issue No. 01-9 for these customer incentives.

Exhibits

2. Comment: In your Credit Facilities discussion on page 30 you reference borrowing agreements with a financial institution under which you may borrow up to an aggregate of $250 million. We were unable to locate these arrangements in your Exhibits Index to Form 10-K. Please file these agreements or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

Response: As of January 31, 2009, the Company had two demand line credit facilities in place with two separate financial institutions. Each facility provides capacity for up to $50 million of borrowings. These agreements must be renewed annually and any borrowings there under are considered short-term obligations. The Company also has a $150 million uncommitted letter of credit facility with a financial institution. The Company also has a $100 million credit facility with a separate financial institution, which may be used for either or both of letters of credit and demand line borrowings. Neither of these agreements have a stated expiration date.

The Company does not consider any of these agreements to be material contracts under Item 601 of Regulation S-K. Item 601(b)(10) of Regulation S-K defines a material contract as every contract not made in the ordinary course of business which is material to the registrant. The Company believes that the letter of credit agreements are in the ordinary course of business as they are used to facilitate the purchase of merchandise inventory. Additionally, the Company’s business does not substantially depend on the agreements.

The Company does not believe that its demand line credit facilities constitute material contracts as the agreements do not include restrictive covenants. Additionally, the Company's business does not substantially depend on such agreements as it expects to be able to fund its future cash requirements through current cash holdings as well as cash generated from operations. Furthermore, as the demand lines are uncommitted borrowing arrangements, amounts drawn can be called by the financial institutions at any time and future borrowing capacity is not guaranteed.

The Company also notes that although it does not believe that the current demand line credit agreements are material, it continues to evaluate its historical position on materiality in light of the current credit market conditions. Moreover, the Company believes that a committed credit facility containing covenants or other restrictions would be a material agreement. If the Company enters into such an agreement in the future, it would file that agreement at a future date.

As requested, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (412) 432-3352.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Joan Holstein Hilson

Joan Holstein Hilson

Executive Vice President and Chief Financial Officer